EXHIBIT 99.5

To NCR Global Sales and Professional Services Team:

Earlier today we announced our intention to acquire Radiant Systems, the #1 provider of innovative technology and services to the hospitality industry and a market leader in multi-channel point-of-sale and managed hosted service solutions. This $1.2 billion transaction marks the most significant – and exciting – growth initiative NCR has undertaken in nearly 20 years.

With Radiant Systems’ strong software and Software as a Service (SaaS) capabilities, we significantly enhance our customer offerings – aligning to our vision of providing hardware-enabled, software-driven business solutions and services.

This transaction brings together two leading technology companies, and will enable both of our companies to accelerate expansion through the powerful combination of our strengths and our combined direct and indirect sales teams. Together, we will bring more solutions to more markets with our expanded sales network, providing a competitive advantage and increased opportunities for our customers and partners alike.

At this time, the deal is pending regulatory approval, and we will continue to operate as two independent companies until the deal closes. The deal is expected to close some time in Q3. During this transition, I ask you all to continue to do what you do best – provide our customers with innovative products and best-in-class service every day, around the world.

Tomorrow, talking points and frequently asked questions will be available for download on the sales intranet page to help guide your conversations with customers about this great news. We will also send communications to our channel partners and customers in the next 30 minutes.

This is an exciting moment in NCR’s growth story – I know you will share my enthusiasm in getting this great news out to our customers and partners.

Regards,

Peter Leav

Senior Vice President

Global Sales

The planned tender offer described in these materials has not yet commenced. This description is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, NCR Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Radiant Systems, Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Radiant Systems, Inc. shareholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.